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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SION
SEC
Mail Processing
Section

FEB 28 2020

Washington DC
416

SEC FILE NUMBER
8- 51642

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2019_____ AND ENDING _____12/31/2019_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Emerging Growth Equities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Town Place, Suite 200
                                (No. and Street)

Bryn Mawr   PA   19406-2816
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory J. Berlacher   610-783-1800
                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
                    (Name - if individual, state last, first, middle name)

1514 Old York Road   Abington   PA   19001
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(06-02)

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© 2001 ProFormWare/NCS 800-800-3204

OATH OR AFFIRMATION

I, <u>Gregory J. Berlacher</u>_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Emerging Growth Equities, Ltd.</u>_____, as of <u>December 31</u>_____, 2019, are true and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
SHERI ANDERSON
Notary Public
UPPER MERION TWP, MONTGOMERY COUNTY
My Commission Expires Dec 4, 2020

Signature

_____
Notary Public

Principal Executive Officer
_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Emerging Growth Equities, Ltd.
Statement of Financial Condition
December 31, 2019

Emerging Growth Equities, Ltd.
TABLE OF CONTENTS
December 31, 2019



Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Emerging Growth Equities, Ltd.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Emerging Growth Equities, Ltd. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 1999

Abington, Pennsylvania
February 26, 2020

Emerging Growth Equities, Ltd.
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	58,022
Prepaid expenses, deposits and other assets		30,150
Right of use asset - office equipment		5,306
Total assets	$	93,478

Liabilities and Partners' Capital

Liabilities

Accounts payable and accrued expenses	$	15,070
Due to affiliate		15,000
Operating lease liability		5,306
Total liabilities		35,376
Partners' capital		58,102
Total liabilities and partners' capital	$	93,478

The accompanying notes are an integral part of this financial statement.

1. **Organization**

   Emerging Growth Equities, Ltd. ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). It is a Pennsylvania limited partnership that is a wholly owned subsidiary of EGE Holdings, Ltd., a Pennsylvania limited partnership. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. **Summary of Significant Accounting Policies**

   The following are the significant accounting policies followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Revenue Recognition – Under ASC 606, revenue from investment banking advisory services is recognized when the services are rendered and related expenses are recorded when incurred. Deal fees are recorded when earned and related expenses are recorded when incurred. Since the Company's provision of financing services involves significant resources, its revenues tend to be concentrated.

   Concentration of credit risks – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

   Depreciation – Fixed asset purchases are classified as three or seven-year property for depreciation purposes. They are depreciated under accelerated methods.

   Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

   Income taxes – No provision has been made for income taxes since the Company has elected to be taxed as a partnership and is not taxed at the entity level.

   The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended, December 31, 2019, the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for tax periods prior to 2016.

2. **Summary of Significant Accounting Policies (Continued)**

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events- Management has evaluated subsequent events through February 26, 2020, the date at which the financial statements were available to be issued and has determined that there were no subsequent events requiring recognition or disclosure in these financial statements.

3. **Operating Leases**

The Company leases equipment under a non-cancellable lease that expires in 2021. Equipment lease expense for the year ended December 31, 2019 totaled $2,766.

Upon adoption of ASC 842, the Company recorded a ROU asset of $7,870 and an operating lease liability of $7,870 assuming a discount rate of 5.25%, the Company's estimated incremental borrowing rate. For the year ended December 31, 2019 the Company has an operating lease right-of-use asset and operating lease liability in the amount of $5,306.

Future minimum rental payments required under the lease liability together with their present value are approximately as follows:

Year ending December 31,

2020	$2,916
2021	2,673
Total payments under operating lease liabilities	5,589
Less discount to present value	(282)
Total operating lease liability	$5,306

4. **Furniture and Equipment**

Furniture and equipment is summarized as follows:

Furniture and equipment	$	12,386
Less accumulated depreciation		12,386
	$	0

___

5.   **Transactions with Affiliates**

EGE Holdings, Ltd. provides office space, equipment and office furnishings to the Company, for which the Company pays a management fee to EGE Holdings, Ltd. For the year ended December 31, 2019 the management fee was $180,000. The amount due affiliate was $15,000 as of December 31, 2019.

6.   **Computation for Determination of Reserve Requirements**

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. Customer accounts were not maintained in 2019.

7.   **Net Capital Requirements**

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $27,952 which was $22,952 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.08 to 1.

8.   **Profit Sharing and Saving Plan**

The Company has a Profit Sharing and Savings Plan (the "Plan") which provides for discretionary Company contributions and/or a salary deferral at the option of the employees. The Plan has an optional Company matching clause, and covers substantially all employees of the Company who meet certain age and length of employment requirements.

Under the salary deferral component of the Plan, eligible employees may contribute any whole percentage of their compensation varying from 1% to 15%, up to the maximum permitted under the Internal Revenue Code, and the Company may make discretionary matching contributions. The Company made no contribution to the Plan for the year ended December 31, 2019.

10.   **Going Concern**

In connection with the Company's assessment of going concern consideration in accordance with ASU 2014-15. (Disclosure of uncertainties about as entity's ability to continue as a going concern). Management has determined that the Company has access to funds from the Parent that are sufficient to fund the working capital and minimum net capital needs of the Company for one year from the date of issuance of these financial statements and the Parent has committed to such funding and has stated that it intends to continue to make capital contributions to the Company.